

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

May 22, 2017

<u>Via E-Mail</u>
Jeffrey S. Cosman
Chief Executive Officer
Meridian Waste Solutions, Inc.
12540 Broadwell Road, Suite 2104
Milton, GA 30004

> **Re: Meridian Waste Solutions, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 10, 2017**
> **File No. 333-216621**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **File No. 001-13984**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed May 1, 2017**
> **File No. 001-13984**

Dear Mr. Cosman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 1. Business, page 3

Collection Services, page 5

1.   We note your disclosure regarding collection services references 2015 instead of 2016. Please tell us what percentage of your 2016 revenues from collections services were attributed to industrial customers, commercial customers, and residential customers.

Landfill Assets, page 6

2.   We note that accounting for landfills and related costs is a critical accounting estimate and involves many complicated assumptions. In this regard, please address the following to provide additional insight on how you arrive at these estimates and assumptions:
   - Please provide additional disclosures regarding your landfills and their total capacity. Your disclosures should include the amount of remaining permitted airspace, expansion airspace, and the reasons for any significant changes in these amounts during the period;
   - Please disclose the estimated life of each landfill; and
   - Please disclose your per ton rates used to record expense as waste is received and the reasons for any significant changes in these rates.

Risk Factors, page 12

We have identified a material weakness in our internal controls . . ., page 17

3.   Please revise this risk factor to discuss the risks associated with all the material weaknesses in your internal controls that are discussed on page 34.

The ownership by our chief executive officer of Series A Preferred Stock . . ., page 18

4.   Please tell us the percentage of voting control held by your chief executive officer.

Executive Compensation Program Components, page 23

5.   Please provide us with details regarding the bonus and equity award components of your executive compensation that you reference.

Results of Operations, page 26

6.   Please quantify the impact of each significant factor when multiple factors materially impact your results. For example, for your growth in revenues for the year ended December 31, 2016 compared to the year ended December 31, 2015, separately quantify the revenue growth related to the continued growth of HTS Waste, acquisitions, and the expansion into other products lines. Similarly, it is not clear from your disclosure how much of an impact the decrease in landfill costs and the utilization of acquisition synergies had on your gross profit. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

Operating Expenses, page 26

7.   Please revise to discuss the reasons for an increase or decrease in your operating expenses as a percentage of revenue.

Item 11. Executive Compensation, page 38

8.   Please provide the disclosure required by Item 402(p) of Regulation S-K.

Compensation of Directors, page 39

9.   Please provide the disclosure required by Item 402(r) of Regulation S-K.

Executive Compensation Program Components, page 39

10.   Please revise your disclosure to address 2016.

Financial Statements

Notes to the Financial Statements

General

11.   Your statement of cash flows for the year ended December 31, 2016 indicates that you entered into a new direct financing lease transaction in 2016. Please disclose the terms of this transaction as well as provide the disclosures required by ASC 840.

Liquidity and Capital Resources, page F-8

12.   We note that you were in violation of covenants within your credit agreement with Goldman, Sachs & Company as of December 31, 2016 for which you entered into a waiver and amendment letter on April 11, 2017 whereby the covenant violations at December 31, 2016 were waived. For each waiver provided, please tell us and disclose the terms of the waiver, including how long the terms of the covenants were specifically waived. Please also tell us and disclose the specific terms of any significant financial covenants to which you are subject with any required ratios/amounts, including the actual ratios/amounts as of each reporting date. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. Please also disclose the impact of not meeting these covenants on your borrowing capacity under the agreement.

13.   Please tell us whether you expect to comply with the covenants in your credit agreement with Goldman, Sachs & Company as of March 31, 2017. Please also tell us your basis for determining it was appropriate to classify these debt amounts as noncurrent given that the waiver appears to only be as of December 31, 2016. Refer to ASC 470-10-45-1.

14.   In your liquidity and capital resources discussion on page 27, please also cross reference to these disclosures provided on page F-8.

Basic Income (Loss) Per Share, page F-16

15.   Please disclose how you calculate your net loss applicable to common shareholders. In this regard, we note you had Series B Preferred Stock with cumulative dividends outstanding through October 1, 2016 and you disclose on page F-25 that preferred stock dividends were recognized in recent years, including a deemed dividend related to your Series C preferred stock in 2016. Refer to ASC 260-10-45-11 and ASC 260-10-50-1(b).

Note 7 – Income Taxes, page F-29

16.   Please disclose the nature of the return to provision adjustments provided in your reconciliation of the differences between the effective tax rate and the statutory federal rate. Refer to ASC 740-10-50-12. Please also include a discussion of your income tax expense (benefit) in MD&A. Given your loss before income taxes during the year ended December 31, 2016, please discuss what led you to recording income tax expense.

17.   Please reconcile your gross tax assets and gross tax liabilities per your first table on page F-30 to your tabular presentation of the components of net deferred tax assets on the same page.

18.   Please explain why your stock compensation appears to have resulted in a permanent difference in 2015 but did not in 2016.

Current Report on Form 8-K Filed May 1, 2017

19.   Please amend your Form 8-K to address the following comments.

20.   In light of the fact that the pro forma information included in this Form 8-K is required to be included or incorporated by reference into your Registration Statement on Form S-3 (File No. 333-21662), please include a pro forma statement of operations for the three months ended March 31, 2017. Refer to Rule 8-05(b)(2) of Regulation S-X.

21.   Pursuant to Rule 11-02(c)(2) of Regulation S-X, please only present a pro forma income statement for the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required.

22.   Please present pro forma earnings per share amounts. Also, please disclose in a note to the pro forma financial information your computation of the number of basic and diluted weighted average shares to use in determining your pro forma earnings per share amounts. Please also disclose any shares not included for anti-dilution reasons. Refer to Rule 11-02(b)(7) of Regulation S-X.

23.   Your disclosures indicate that you acquired the CFS Group for $40 million in cash and working capital adjustments as well as 500,000 shares of your restricted stock. Your disclosures in Note 6 indicate that the total consideration transferred was $37.5 million. Please disclose how you determined the amount of total consideration transferred pursuant to ASC 805-30-30-7 and 30-8, including how you valued the shares of restricted stock.

24.   Please substantially expand each adjustment to show the calculations used to arrive at your adjustment amounts. For instance:
   •   Identify the methodologies employed to determine the fair value of CFS Group's fixed assets and landfill in Note 7.
   •   Expand Note 8 to provide a qualitative description of the factors that make up the goodwill to be recognized on a pro forma basis in connection with the merger. Refer to FASB ASC 805-30-50-1a.
   •   Disclose the terms of the new debt referred to in Note 9.
   •   Identify the intangible assets referred to in Note 10.
   •   For Notes 11 through 13, expand your disclosures to provide sufficient information to demonstrate how you determined the amount of adjustments to amortization expense, depreciation expense, depletion expense and interest expense. For example, you should show the calculation used to arrive at the amounts of depreciation and amortization expense for assets acquired, including the specific asset categories and corresponding useful lives.
   •   Please expand your Note 14 disclosures to clarify how certain liabilities were paid off as part of the acquisition.

25.   Please disclose what consideration was given to reflecting the Landfill Host Agreements disclosed in Note 9 to the audited financial statements of the CFS Group in your pro forma financial information. For example, the disclosures indicate that the CFS Group would be required to pay certain amounts to the city if the landfill is sold to an unaffiliated entity. In addition, please address what consideration was given as to whether any intangible assets need to be recorded related to these arrangements pursuant to ASC 805-20-25-10 and ASC 805-20-55-2 through 55-5. We note that the terms of the agreements require multiple payments to be made to the city and county. Please tell us how these will be reflected on your financial statements, including your consideration of ASC 605-40-25.

Registration Statement on Form S-3 Filed March 10, 2017

General

26.   We are considering your Chief Financial Officer's, Joseph D'Arelli, prior affiliation with D'Arelli Pruzansky, P.A. relative to our independence rules, and we may have further comments.

<u>Incorporation by Reference, page 2</u>

27.   As noted above, your Amendment No. 1 to Current Report on Form 8-K Filed May 1, 2017 must be amended to address our comments and subsequently incorporated by reference into your Registration Statement on Form S-3. We also remind you that you must incorporate by reference your Form 10-K for the year ended December 31, 2016, your Form 10-Q for the period ended March 31, 2017 as well as Exhibit 99.1 to your Form 8-K/A dated March 30, 2016.

28.   We remind you to provide consents from your independent public accounting firm as well as the accounting firms related to the audited financial statements of CFS Group and Christian Disposal, LLC.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Nudrat Salik (Staff Accountant) at 202-551-3692 or Jeanne Baker (Staff Accountant) at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3765 with any other questions.

                                                Sincerely,

                                                /s/ Pamela Long

                                                Pamela Long
                                                Assistant Director
                                                Office of Manufacturing and
                                                Construction

cc: Scott Linsky
        Lucosky Brookman LLP